Exhibit 99.1

New ISIN for Archer Limited from June 1, 2011

Hamilton, Bermuda (June 1, 2011)

In connection with the recent name change of the Company, Archer Limited has been assigned a new International Securities Identification Number (“ISIN”).

The new ISIN for Archer Limited is BMG0451H1097.

Archer Limited will be traded with the new ISIN from Monday June 6, 2011.
This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).